UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

            Nelnet, Inc.
(Name of Issuer)

         Class A Common Stock
(Title of Class of Securities)

            64031N 10 8
(CUSIP Number)

         12/31/2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]    Rule 13d-1(b)
    [ ]    Rule 13d-1(c)
    [ X ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64031N 10 8

1)    Names of Reporting Persons.

    Union Bank and Trust Company/Trustee

2)    Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    [ ]
    (b)    [ ]

3)    SEC Use Only

4)    Citizenship or Place of Organization

    Nebraska

Number of    5) Sole Voting Power    30,000 (1) (3)
Shares
Beneficially
Owned    6) Shared Voting Power    3,831,769 (2) (3)
by Each
Reporting
Person    7) Sole Dispositive Power    30,000 (1) (3)
With:

    8) Shared Dispositive Power    3,831,769 (2) (3)

9)    Aggregate Amount Beneficially
    Owned by Each Reporting Person    3,861,769 (3)

10)    Check if the Aggregate Amount in Row (9)
    Excludes Certain Shares (See Instructions)    [ X ]

11)    Percent of Class Represented by Amount in Row (9)    14.3%

12)    Type of Reporting Person (See Instructions)    CO

(1)    Represents 30,000 shares of Class A common stock held by the reporting person's profit sharing plan.

(2)    Includes (i) 15,000 shares of Class A common stock held by the reporting person as trustee for a charitable foundation; (ii) a total of 223,519 shares of Class A common stock and a total of 598,337 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of

Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders) held by the reporting person as trustee for a certain charitable remainder unitrust (“CRUT”), certain grantor retained annuity trusts (“GRATs”), an estate, and certain other irrevocable trusts, which amounts reflect annual distributions during 2023 from such CRUT and certain GRATs of shares of Class A common stock and Class B common stock, the expiration of the annuity term of a certain GRAT, and the transfer of shares of Class B common stock to the beneficiaries of certain irrevocable trusts; (iii) a total of 2,330,722 shares of Class A common stock held by the reporting person in individual accounts for Angela L. Muhleisen, an affiliate of the reporting person, and her spouse Dan D. Muhleisen, their adult daughter, and their adult son; and (iv) a total of 664,191 shares of Class A common stock held by the reporting person for the accounts of miscellaneous trusts, IRAs, and investment accounts at the reporting person, which is a commercial bank and trust company. Excludes a total of 7,159,837 shares of Class B common stock and a total of 502,296 shares of Class A common stock held by the reporting person as trustee (including shares of Class B common stock held indirectly through the holding of 50% of the outstanding capital stock of Union Financial Services, Inc. (“UFS”), which holds a total of 1,586,691 shares of Class B common stock) for certain GRATs, certain post-annuity trusts established upon the expiration of the annuity terms of certain GRATs, a certain charitable lead annuity trust, and certain other irrevocable trusts for which a majority owned subsidiary of the issuer has been designated to serve as investment adviser with investment power with respect to shares of the issuer’s stock held by such trusts and voting power with respect to shares of the issuer’s stock held by such trusts, including, with respect to a certain trust, shares of the issuer’s stock held indirectly through the holding of 50% of the outstanding capital stock of UFS. The reporting person disclaims beneficial ownership of the shares discussed above except to the extent that the reporting person actually has or shares voting power or investment power with respect to such shares, and the reporting thereof shall not be construed as an admission that the reporting person is a beneficial owner of such shares.

(3)    All amounts in Rows 5–9 are as of December 31, 2023.

Item 1.

    (a)    Name of Issuer:

        Nelnet, Inc.

    (b)    Address of Issuer’s Principal Executive Offices:

121 South 13th Street
Suite 100
Lincoln, Nebraska 68508

Item 2.

    (a)    Name of Person Filing:

Union Bank and Trust Company/Trustee

(b)    Address of Principal Business Office or, if none, Residence:

6801 South 27th Street
Lincoln, Nebraska 68512

(c)    Citizenship:

    Nebraska

(d)    Title of Class of Securities:

    Class A Common Stock

(e)    CUSIP Number:

    64031N 10 8

Item 3.    If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)    [ ]    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)    [ ]    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)    [ ]    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)    [ ]    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)    [ ]    An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)    [ ]    An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)    [ ]    A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)    [ ]    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)    [ ]    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)    [ ]    A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)    [ ]    Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4.    Ownership.

(a)    Amount beneficially owned:
    3,861,769

(b)    Percent of class:
    14.3%

(c)    Number of shares as to which the person has:

    (i)    Sole power to vote or to direct the vote:
30,000 (1)

    (ii)    Shared power to vote or to direct the vote:
3,831,769 (2)

    (iii)    Sole power to dispose or to direct the disposition of:
30,000 (3)

    (iv)    Shared power to dispose or to direct the disposition of:
3,831,769 (4)

Item 5.    Ownership of Five Percent or Less of a Class

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

    As discussed in footnote (2) for Rows 6) and 8) above, which is incorporated by reference herein, certain securities reported in this Schedule are held on behalf of persons other than the reporting person, which other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

    Not applicable.

Item 8.    Identification and Classification of Members of the Group

    Not applicable.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certifications

    Not applicable.

(1)    See footnotes for Row 5) above.

(2)    See footnotes for Row 6) above.

(3)    See footnotes for Row 7) above.

(4)    See footnotes for Row 8) above.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

    UNION BANK AND TRUST COMPANY

By: /s/ Audra Hoffschneider
Name: Audra Hoffschneider
Title: Attorney-in-Fact*

* Pursuant to the power of attorney filed on February 12, 2018 as an exhibit to amendment no. 14 to this statement and incorporated herein by reference.